Response to Item 77M

Eaton Vance National Municipal Income
Fund
Eaton Vance National Municipal Income Fund
("National Fund") was the surviving Fund in a merger with Eaton Vance Rhode Island
Municipal Income Fund ("RI Fund"). In the merger, all of the assets of the RI Fund were transferred to National Fund in exchange for the issuance of National Fund shares and the assumption of all of RI Fund's liabilities by National Fund at a closing held on September
23, 2011. As a result of the merger, each shareholder of RI Fund received full and fractional National Fund shares equal in value at the close of regular trading on the New York
Stock Exchange on the date of the closing to the value of such shareholder's shares of the RI
Fund.  The merger was approved by the
Trustees of each Fund on March 14, 2011 and by the shareholders of RI Fund on August 12, 2011. The Plan of Reorganization and other documents relevant to the merger are incorporated by reference to the Form N-14 filings (and amendments thereto) filed by Eaton
Vance Municipals Trust on April 26, 2011
(Accession No. 0000940394-11-000446) and
June 30, 2011 (Accession No. 0000940394-11-
000844).